                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



                                 PixTech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  72583K 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 22, 1998
--------------------------------------------------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[x] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 2 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Citadel Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    336,702 Shares of Common Stock
                           88,766 Shares of Series E Preferred Stock
     OWNED BY             (convertible into 887,660 Shares of Common Stock)/*/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 6 above).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      PN;HC

------------------------------------------------------------------------------

/*/ Series E Preferred Stock also accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer.

                               Page 2 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 3 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      GLB Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    336,702 Shares of Common Stock
                           88,766 Shares of Series E Preferred Stock
     OWNED BY             (convertible into 887,660 Shares of Common Stock)/*/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 6 above).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      PN;HC

------------------------------------------------------------------------------

/*/ Series E Preferred Stock also accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer.

                               Page 3 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 4 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Citadel Investment Group, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Liability Company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    336,702 Shares of Common Stock
                           88,766 Shares of Series E Preferred Stock
     OWNED BY             (convertible into 887,660 Shares of Common Stock)/*/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 6 above).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      OO;HC

------------------------------------------------------------------------------

/*/ Series E Preferred Stock also accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer.

                               Page 4 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 5 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Kenneth  Griffin

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    336,702 Shares of Common Stock
                           88,766 Shares of Series E Preferred Stock
     OWNED BY             (convertible into 887,660 Shares of Common Stock)/*/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 6 above).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      IN

------------------------------------------------------------------------------

/*/ Series E Preferred Stock also accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer.

                               Page 5 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 6 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Wellington Partners Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    117,561 Shares of Common Stock
                           31,068 Shares of Series E Preferred Stock
     OWNED BY             (convertible into 310,680 Shares of Common Stock)/*/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 2.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 6 above).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      PN;HC

------------------------------------------------------------------------------

/*/ Series E Preferred Stock also accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer.

                               Page 6 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 7 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Wingate Capital Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6          0 Shares of Common Stock
                           31,068 Shares of Series E Preferred Stock
     OWNED BY             (convertible into 310,680 Shares of Common Stock)/*/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 2.1% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 6 above).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      CO

------------------------------------------------------------------------------

/*/ Series E Preferred Stock also accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer.

                               Page 7 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 8 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      NP Partners

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda General Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          117,561 Shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 0.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      PN

------------------------------------------------------------------------------

                               Page 8 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 9 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Kensington Global Strategies Fund, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          219,141 Shares of Common Stock
     OWNED BY              57,698 Shares of Series E Preferred Stock
                          (convertible into 576,980 Shares of Common Stock)/*/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 5.2% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      CO

------------------------------------------------------------------------------

/*/ Series E Preferred Stock also accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer.

                               Page 9 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 10 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Fisher Capital Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                0 Shares of Common Stock
     OWNED BY              57,698 Shares of Series E Preferred Stock
                          (convertible into 576,980 Shares of Common Stock)/*/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 3.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      CO

------------------------------------------------------------------------------

/*/ Series E Preferred Stock also accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's common stock, payable in cash or common stock, at the discretion of the Issuer.

                               Page 10 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 11 of 24 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Olympus Securities, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          219,141 Shares of Common Stock
     OWNED BY

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 1.5% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
      CO

------------------------------------------------------------------------------


                               Page 11 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 12 of 24 Pages
--------------------------                                 ---------------------

                                  SCHEDULE 13G
                                  ------------


Item 1(a)           Name of Issuer:   PixTech, Inc.


     1(b)       Address of Issuer's Principal Executive Offices:

                    Avenue Olivier Perroy
                    13790 Rousset, France

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship

                    Citadel Limited Partnership
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois Limited Partnership

                    GLB Partners, L.P.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Partnership

                    Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Liability Company

                    Kenneth Griffin
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    U.S. Citizen

                              Page 12 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 13 of 24 Pages
--------------------------                                 ---------------------

                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois limited partnership

                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Cayman Islands company

                    NP Partners (f/k/a Nelson Partners)
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda general partnership

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Cayman Islands company

                    Olympus Securities, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda company

                              Page 13 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 14 of 24 Pages
--------------------------                                 ---------------------

   2(d)  Title of Class of Securities:

                    Common Stock, par value $0.01 per share

   2(e)  CUSIP Number:         72583K-10-9


Item 3   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                    Not applicable.

Item 4   Ownership:

CITADEL LIMITED PARTNERSHIP

   (a)   Amount beneficially owned:

336,702 Shares of Common Stock
  88,766 Shares of Series E Preferred Stock (convertible into 887,660 Shares of Common Stock)**

   (b)   Percent of Class:

Up to 7.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                              Page 14 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 15 of 24 Pages
--------------------------                                 ---------------------


                See item (a) above.

GLB PARTNERS,  L.P.

   (a) Amount beneficially owned:

336,702 Shares of Common Stock
 88,766 Shares of Series E Preferred Stock (convertible into 887,660 Shares of Common Stock)**

   (b) Percent of Class:

Up to 7.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:

                  0

       (ii)  shared power to vote or to direct the vote:

             See item (a) above.

       (iii) sole power to dispose or to direct the disposition of:

                  0

       (iv)  shared power to dispose or to direct the disposition of:

             See item (a) above.

CITADEL INVESTMENT GROUP, L.L.C.

   (a) Amount beneficially owned:

336,702 Shares of Common Stock
 88,766 Shares of Series E Preferred Stock (convertible into 887,660 Shares of Common Stock)**

   (b) Percent of Class:

                              Page 15 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 16 of 24 Pages
--------------------------                                 ---------------------

Up to 7.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                      0

          (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

          (iii)  sole power to dispose or to direct the disposition of:

                      0

          (iv)   shared power to dispose or to direct the disposition of:

                 See item (a) above.

KENNETH GRIFFIN

     (a)  Amount beneficially owned:

336,702 Shares of Common Stock
 88,766 Shares of Series E Preferred Stock (convertible into 887,660 Shares of Common Stock)**

     (b)  Percent of Class:

Up to 7.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                              Page 16 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 17 of 24 Pages
--------------------------                                 ---------------------

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

WELLINGTON PARTNERS LIMITED PARTNERSHIP

   (a)   Amount beneficially owned:

117,561 Shares of Common Stock
 31,068 Shares of Series E Preferred Stock (convertible into 310,680 Shares of Common Stock)**

   (b)   Percent of Class:
Up to 2.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                              Page 17 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 18 of 24 Pages
--------------------------                                 ---------------------

                See item (a) above.

WINGATE CAPITAL LTD.

   (a)   Amount beneficially owned:

        0 Shares of Common Stock
31,068 Shares of Series E Preferred Stock (convertible into 310,680 Shares of Common Stock)/**/

   (b)   Percent of Class:

Up to 2.1% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                    0

         (ii)   shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv)   shared power to dispose or to direct the disposition of:

                See item (a) above.

NP PARTNERS

   (a)   Amount beneficially owned:

117,561 Shares of Common Stock

   (b)   Percent of Class:

                              Page 18 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 19 of 24 Pages
--------------------------                                 ---------------------


Up to 0.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998.)

   (c) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:

                  0

       (ii)  shared power to vote or to direct the vote:

             See item (a) above.

       (iii) sole power to dispose or to direct the disposition of:

                  0

       (iv)  shared power to dispose or to direct the disposition of:

             See item (a) above.

KENSINGTON GLOBAL STRATEGIES FUND, LTD.

   (a) Amount beneficially owned:

219,141 Shares of Common Stock
  57,698 Shares of Series E Preferred Stock (convertible into 576,980 Shares of Common Stock)**

   (b)  Percent of Class:

Up to 5.2% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:

                  0

       (ii)  shared power to vote or to direct the vote:

                              Page 19 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 20 of 24 Pages
--------------------------                                 ---------------------

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.


FISHER CAPITAL LTD.

   (a)   Amount beneficially owned:

     0 Shares of Common Stock
57,698 Shares of Series E Preferred Stock (convertible into 576,980 Shares of Common Stock)**

   (b)   Percent of Class:
Up to 3.8% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

                              Page 20 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 21 of 24 Pages
--------------------------                                 ---------------------


OLYMPUS SECURITIES, LTD.

     (a)  Amount beneficially owned:

219,141 Shares of Common Stock

     (b)  Percent of Class:

Up to 1.5% as of the date of filing of this statement. (Based on 14,778,107 Shares of Common Stock issued and outstanding as of December 22, 1998.)

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                      0

          (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

          (iii)  sole power to dispose or to direct the disposition of:

                      0

          (iv)   shared power to dispose or to direct the disposition of:

                 See item (a) above.

**   Series E Preferred Stock accrue dividends at a rate of 6-10% per annum, depending on the then-current value of the Issuer's Common Stock, payable in cash or Common Stock, at the discretion of the Issuer. Certain securities reported herein are securities which the holders of such securities may acquire in the future through the conversion of convertible securities for which they paid, in the aggregate, $2,000,000 ("Stated Value") as of December 22, 1998 ("Closing Date"). As of any date after June 22, 1999 ("Conversion Date"), subject to the limitations described below, all or a portion of the Convertible Securities may be converted into a number of shares of Common Stock determined by dividing the Stated Value of such securities (plus, in the Issuer's discretion, an amount equal to any accrued but unpaid dividends due with respect to such securities) by the applicable conversion price ("Conversion Price"). The Conversion Price is equal to the lesser of (i) $2.25313 ("Issue Date Price") and
(ii) the average of the closing bid price (as reported on the Nasdaq National Market System) of the Issuer's Common Stock for each of the ten trading days immediately preceding the Conversion Date ("Market Price").

                              Page 21 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 22 of 24 Pages
--------------------------                                 ---------------------


   As a result, if the Market Price is less than the Issue Date Price, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which the holders of such securities may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by the holders of such securities.

   None of the holders of Series E Preferred Stock reported herein may convert such securities to the extent that, after giving effect to such conversion, such holder (together with such holder's affiliates) (i) would beneficially own (as defined in Rule 13d-3, but excluding Series E Preferred Stock other than that with respect to which such determination is made) in excess of 10.00% of the outstanding shares of the Common Stock following such conversion, or (ii) would have acquired, through conversion of Series E Preferred Stock or otherwise, a number of shares which, when added to the number of shares of Common Stock beneficially owned (as defined in Rule 13d-3, but excluding Series E Preferred Stock other than that with respect to which such determination is made) at the beginning of the 60-day period ending on and including the date of such conversion, is in excess of 10.00% of the outstanding shares of the Issuer's Common Stock following such conversion during the 60-day period ending on and including such conversion date. Accordingly, the holders of such securities cannot be "beneficial owners" of more than 10.00% of the securities of Issuer within the meaning of Rule 13d-3 to the extent that the prohibitions in the foregoing sentence apply, and this Schedule shall not be construed as an admission that such holders of the securities reported herein are "beneficial owners" to such extent.

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9   Notice of Dissolution of Group:
                    Not Applicable.

Item 10  Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 22 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 23 of 24 Pages
--------------------------                                 ---------------------


   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 4th day of January, 1999
                                         /s/ Kenneth Griffin
                                         Kenneth Griffin

CITADEL LIMITED PARTNERSHIP              CITADEL INVESTMENT GROUP, L.L.C.
By:  GLB Partners, L.P.,                 By:  /s/ Kenneth Griffin
     its General Partner                 President

By:  Citadel Investment Group, L.L.C.,
     its General Partner

By:  /s/ Kenneth Griffin
     President

GLB PARTNERS, L.P.                        WINGATE CAPITAL LTD.
By:  Citadel Investment Group, L.L.C.,   By:  Citadel Limited Partnership,
     its General Partner                      its Trading Manager

By:  /s/ Kenneth Griffin                 By:  GLB Partners, L.P.,
     President                                its General Partner

                                         By:  Citadel Investment Group, L.L.C.,
                                              its General Partner

                                         By:  /s/ Kenneth Griffin
                                              President

WELLINGTON PARTNERS LIMITED              FISHER CAPITAL LTD.
PARTNERSHIP
By:  Citadel Limited Partnership,        By:  Citadel Limited Partnership,
     its General Partner                      its Trading Manager

By:  GLB Partners, L.P.,                 By:  GLB Partners, L.P.,
     its General Partner                      its General Partner

By:  Citadel Investment Group, L.L.C.,   By:  Citadel Investment Group, L.L.C.,
     its General Partner                      its General Partner

By:  /s/ Kenneth Griffin                 By:  /s/ Kenneth Griffin
     President                                President

                              Page 23 of 24 Pages

--------------------------                                 ---------------------
  CUSIP NO.  72583K-10-9             13G                    Page 24 of 24 Pages
--------------------------                                 ---------------------

KENSINGTON GLOBAL STRATEGIES              NP PARTNERS
FUND, LTD.

By:  Citadel Limited Partnership,         By:  Citadel Limited Partnership,
     its Trading Manager                       its Managing General Partner

By:  GLB Partners, L.P.,                  By:  GLB Partners, L.P.,
     its General Partner                       its General Partner

By:  Citadel Investment Group, L.L.C.,    By:  Citadel Investment Group, L.L.C.,
     its General Partner                       its General Partner

By:  /s/ Kenneth Griffin                  By:  /s/ Kenneth Griffin
     President                                 President

OLYMPUS SECURITIES, LTD.
By:  Citadel Limited Partnership,
     its Trading Manager

By:  GLB Partners, L.P.,
     its General Partner

By:  Citadel Investment Group, L.L.C.,
     its General Partner

By:  /s/ Kenneth Griffin
     President

                              Page 24 of 24 Pages